Exhibit 99.4

RESTRICTED STOCK UNIT AWARD AGREEMENT
FOR COMPANY EMPLOYEES
UNDER ENZON PHARMACEUTICALS, INC.
2011 STOCK OPTION AND INCENTIVE PLAN

Name of Grantee:

No. of Restricted Stock Units:

Grant Date:

          Pursuant to the Enzon Pharmaceuticals, Inc. 2011 Stock Option and Incentive Plan as amended through the date hereof (the “Plan”), Enzon Pharmaceuticals, Inc. (the “Company”) hereby grants an award of the number of Restricted Stock Units listed above (an “Award”) to the Grantee named above. Each Restricted Stock Unit shall relate to one share of Common Stock, par value $0.01 per share (the “Stock”) of the Company.

          1. Restrictions on Transfer of Award. This Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of by the Grantee, and any shares of Stock issuable with respect to the Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of until (i) the Restricted Stock Units have vested as provided in Paragraph 2 of this Agreement and (ii) shares of Stock have been issued to the Grantee in accordance with the terms of the Plan and this Agreement.

          2. Vesting of Restricted Stock Units. The restrictions and conditions of Paragraph 1 of this Agreement shall lapse upon the satisfaction of the vesting condition (the “Vesting Condition”) or Vesting Conditions specified in the following schedule so long as the Grantee remains an employee of the Company or a Subsidiary on the date such Vesting Condition is satisfied. A Vesting Condition may be based on the achievement of performance goals or upon the passage of time. If the Vesting Condition is based upon the achievement of a performance goal the Restricted Stock Unit shall not be deemed to be vested until a date which is at least one year after the Grant Date, notwithstanding that such performance goal may be achieved prior to such date. If the Vesting Condition is based upon the passage of time the Restricted Stock Unit may not be fully vested until at least three years after the Grant Date, provided that the Restricted Stock Until may vest incrementally over such three year period. If a series of Vesting Conditions is specified, then the restrictions and conditions in Paragraph 1 shall lapse only with respect to the number of Restricted Stock Units specified as vested upon the satisfaction of each specific Vesting Condition.

Incremental Number of Restricted Stock Units Vested		Vesting Condition

___________________________	(___%)	___________________________
___________________________	(___%)	___________________________
___________________________	(___%)	___________________________
___________________________	(___%)	___________________________

          3. Termination.

          (a) Unless otherwise set forth below in Section 3(b) or in the employment agreement between the Company and the Grantee, if the Grantee’s employment with the Company and its Subsidiaries terminates for any reason ( other than for death or disability) prior to the satisfaction of the Vesting Conditions set forth in Paragraph 2 above, any Restricted Stock Units that have not vested as of the date of termination shall automatically and without notice terminate and be forfeited, and neither the Grantee nor any of his or her successors, heirs, assigns, or personal representatives will thereafter have any further rights or interests in such unvested Restricted Stock Units.

          (b) In the event of the disability (as determined by the Administrator) or death of the Grantee, if Grantee has been continuously employed by the Company until the date of such disability or death, Grantee or his estate shall become immediately vested, as of the date of such disability or death, in all of the Restricted Stock Units subject to this Award.

          4. Issuance of Shares of Stock. As soon as practicable following the date upon which the satisfaction of each Vesting Condition shall occur (but in no event later than two and one-half months after the end of the year in which the Vesting Condition is satisfied), the Company shall issue to the Grantee the number of shares of Stock equal to the aggregate number of Restricted Stock Units that have vested pursuant to Paragraph 2 of this Agreement on such date and the Grantee shall thereafter have all the rights of a stockholder of the Company with respect to such shares.

          5. Incorporation of Plan. Notwithstanding anything herein to the contrary, this Agreement shall be subject to and governed by all the terms and conditions of the Plan, including the powers of the Administrator set forth in Section 2(b) of the Plan. Capitalized terms in this Agreement shall have the meaning specified in the Plan, unless a different meaning is specified herein.

          6. Tax Withholding. The Grantee shall, not later than the date as of which the value of this Award or any shares of Stock received hereunder first becomes includable in the gross income of the Grantee for Federal income tax purposes, pay to the Company or make arrangements satisfactory to the Administrator for payment of any Federal, state, and local taxes required by law to be withheld on account of such taxable event. As a condition to accepting this Award, the Grantee agrees that, unless otherwise determined by the Administrator, the required minimum tax withholding obligation with respect to this Award shall be satisfied by the Company withholding from shares of Stock to be issued to the Grantee a number of shares of Stock with an aggregate Fair Market Value that would satisfy the withholding amount due and that this arrangement for the payment of such minimum tax withholding obligation shall be an arrangement that is satisfactory to the Administrator as provided in Section 14(a) of the Plan.

          7. Section 409A of the Code. This Agreement shall be interpreted in such a manner that all provisions relating to the settlement of the Award are exempt from the requirements of Section 409A of the Code as “short-term deferrals” as described in Section 409A of the Code.

          8. No Obligation to Continue Employment. Neither the Company nor any Subsidiary is obligated by or as a result of the Plan or this Agreement to continue the Grantee in employment and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate the employment of the Grantee at any time.

          9. Integration. This Agreement constitutes the entire agreement between the parties with respect to this Award and supersedes all prior agreements and discussions between the parties concerning such subject matter.

          10. Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

ENZON PHARMACEUTICALS, INC.

By:

Title:

The foregoing Agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned.

Dated:

Grantee’s Signature

Grantee’s name and address:

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